SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Additions to Consolidated Financial Results for Fiscal 2006 filed with the Tokyo Stock Exchange on Friday, June 9, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 12, 2006	By	/s/ Shunsuke Takeda

Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

2006/6/9

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Additions to Consolidated Financial Results for fiscal 2006

ORIX Corporation adds the information to the consolidated financial results for fiscal 2006, which we announced at May 12, 2006.

Additions:

1. Income Taxes

2. Pension Plans

1. Income Taxes

Income before discontinued operations, income taxes and minority interests in earnings of subsidiaries, and the provision for income taxes in fiscal 2006 and 2005 are as follows:

	Millions of JPY		Millions of U.S. dollars
	Year ended March 31, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Income before discontinued operations, income taxes and minority interests in earnings of subsidiaries:
Domestic	201,388	119,168	1,715
Overseas	50,762	35,935	432

	252,150	155,103	2,147

Provision for income taxes:
Current—
Domestic	60,290	46,949	513
Overseas	7,817	5,640	67

	68,107	52,589	580

Deferred—
Domestic	18,752	4,160	159
Overseas	10,873	11,373	93

	29,625	15,533	252

Provision for income taxes	97,732	68,122	832

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9% in fiscal 2006 and 2005.

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2006 and 2005 are as follows:

	Millions of JPY		Millions of U.S. dollars
	Year ended March 31, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Income before discontinued operations, income taxes and minority interests in earnings of subsidiaries	252,150	155,103	2,147

Tax provision computed at statutory rate	103,129	63,437	878
Increases (reductions) in taxes due to:
Change in valuation allowance	393	(3,960)	3
Non-deductible expenses for tax purposes	1,099	1,099	10
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,045)	(1,294)	(9)
Effect of foreign subsidiaries undistributed earnings no longer permanently reinvested	—	5,855	—
Other, net	(5,844)	3,075	(50)

Provision for income taxes	97,732	68,122	832

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

In fiscal 2005, a deferred tax liability of JPY5,855 million was recognized because the Company determined not to permanently reinvest undistributed earnings of certain foreign subsidiaries.

Total income taxes recognized in fiscal 2006 and 2005 are as follows:

	Millions of JPY		Millions of U.S. dollars
	Year ended March 31, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Provision for income taxes	97,732	68,122	832
Income tax on discontinued operations	9,779	4,766	84
Income tax on other comprehensive income (loss):
Net unrealized gains on investment in securities	7,297	7,564	62
Minimum pension liability adjustments	307	4,781	3
Foreign currency translation adjustments	6,943	81	59
Net unrealized gains on derivative instruments	3,238	1,865	28

Total income taxes	125,296	87,179	1,068

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2006 and 2005 are as follows:

	Millions of JPY		Millions of U.S. dollars
	March 31, 2006	March 31, 2005	March 31, 2006
Assets:
Net operating loss carryforwards	33,016	16,440	281
Allowance for doubtful receivables on direct financing leases and probable loan losses	29,625	33,007	252
Other operating assets	4,212	3,703	36
Accrued expenses	11,534	9,176	98
Other	25,767	14,031	220

	104,154	76,357	887
Less: valuation allowance	(16,096)	(14,649)	(137)

	88,058	61,708	750
Liabilities:
Investment in direct financing leases	91,788	91,522	782
Investment in operating leases	17,872	8,246	152
Investment in securities	17,748	9,552	151
Deferred insurance policy acquisition costs	12,421	11,468	106
Policy liabilities	10,715	8,765	91
Undistributed earnings	64,519	43,376	549
Prepaid benefit cost	12,457	12,161	106
Other	45,321	12,980	386

	272,841	198,070	2,323

Net deferred tax liability	184,783	136,362	1,573

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of JPY1,447 million ($12 million) in fiscal 2006 and JPY741 million in fiscal 2005, respectively. As of March 31, 2006 and 2005, deferred tax liabilities have not been recognized for JPY101,896 million ($867 million) and JPY72,779 million of undistributed earnings of foreign subsidiaries where the Company intends to reinvest permanently. The company has not calculated the amount of the unrecognized deferred tax liability for those undistributed earnings as it is not practicable. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

Certain subsidiaries have net operating loss carryforwards of JPY108,757 million ($926 million) and JPY57,352 million at March 31, 2006 and 2005, respectively, which expire as follows:

	Millions of JPY		Millions of U.S. dollars
	March 31, 2006	March 31, 2005	March 31, 2006
2006	—	791	—
2007	1	1,132	0
2008	3,821	4,728	33
2009	2,456	1,023	21
2010	1,822	145	16
2011	6,647	—	57
2011 and thereafter	—	49,533	—
2012 and thereafter	94,010	—	799

Total	108,757	57,352	926

Net deferred tax assets and liabilities at March 31, 2006 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of JPY		Millions of U.S. dollars
	March 31, 2006	March 31, 2005	March 31, 2006
Other assets	20,750	19,245	177
Income taxes: Deferred	205,533	155,607	1,750

Net deferred tax liability	184,783	136,362	1,573

2. Pension Plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Those trusted contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

Certain subsidiaries had tax qualified pension plans in which the benefit was determined on the basis of length of service and remuneration at the time of termination and severance indemnity plans. However, during fiscal 2006, they amended these plans to the cash balance plan and defined contribution pension plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of EPF. In fiscal 2005, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of EPF and transferred the benefit obligation of the substitutional portion as well as related government-specified portion of plan assets of EPF to the government. As a result of the completion of the transfer, the Company and certain subsidiaries recognized a gain on a subsidy from the government of JPY12,425 million, a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of JPY2,618 million, and a loss of JPY14,470 million to liquidate the plan, which mainly include amortization of unrecognized actuarial loss. The net impact of the above was a gain of JPY573 million, which was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income in fiscal 2005. In fiscal 2006, the Company and certain subsidiaries amended a portion of EPF which was not transferred to the government in fiscal 2005 to the cash balance plan.

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2006 and 2005 is as follows:

	Millions of JPY		Millions of U.S. dollars
	Year ended March 31, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Change in benefit obligation:
Benefit obligation at beginning of year	52,378	81,184	446
Service cost	2,912	2,872	25
Interest cost	1,153	1,643	10
Plan amendments	(4,070)	(10,287)	(35)
Actuarial loss (gain)	(1,995)	2,576	(17)
Foreign currency exchange rate change	395	67	3
Benefits paid	(1,913)	(1,865)	(16)
Curtailments and settlements	(1,129)	—	(10)
Transfer of the substitution portion of EPF	—	(24,670)	—
Acquisition and other	276	858	3

Benefit obligation at end of year	48,007	52,378	409

Change in plan assets:
Fair value of plan assets at beginning of year	65,264	66,684	556
Actual return on plan assets	10,711	2,768	91
Employer contribution	5,779	6,499	49
Benefits paid	(1,626)	(1,618)	(14)
Foreign currency exchange rate change	233	44	2
Curtailments and settlements	(438)	—	(4)
Transfer of the substitution portion of EPF	—	(9,627)	—
Acquisition and other	(44)	514	(0)

Fair value of plan assets at end of year	79,879	65,264	680

The funded status of the plans:
Funded status	31,872	12,886	271
Unrecognized prior service cost	(15,003)	(12,039)	(127)
Unrecognized net actuarial loss	11,791	24,248	100
Unrecognized net transition obligation	352	364	3

Net amount recognized	29,012	25,459	247

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	30,456	29,734	259
Accrued benefit liability	(2,525)	(6,156)	(22)
Intangible asset	59	94	1
Accumulated other comprehensive loss, gross of tax	1,022	1,787	9

Net amount recognized	29,012	25,459	247

The accumulated benefit obligations for all defined benefit pension plans were JPY40,461 million ($344 million) and JPY41,597 million, respectively, at March 31, 2006 and 2005.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were JPY5,856 million ($50 million), JPY5,434 million ($46 million) and JPY2,834 million ($24 million), respectively, at March 31, 2006 and JPY16,191 million, JPY12,722 million and JPY7,409 million, respectively, at March 31, 2005.

Net pension cost of the plans for fiscal 2006 and 2005 consists of the following:

	Millions of JPY		Millions of U.S. dollars
	Year ended March 31, 2006	Year ended March 31, 2005	Year ended March 31, 2006
Service cost	2,912	2,872	25
Interest cost	1,153	1,643	10
Expected return on plan assets	(1,470)	(1,375)	(13)
Amortization of unrecognized transition obligation	2	1	0
Amortization of unrecognized net actuarial loss	1,172	2,065	10
Amortization of unrecognized prior service cost	(1,091)	(767)	(9)
Plan curtailments and settlements	(296)	27	(3)
Settlement loss resulting from transfer of substitutional portion of EPF	—	11,852	—

Net periodic pension cost	2,382	16,318	20

In addition to the above net pension cost in fiscal 2005, the Company and certain subsidiaries recognized the gain on the subsidy from the government of JPY12,425 million, in relation to the transfer of the substitutional portion of EPF. Including the above settlement loss resulting from the transfer of the substitutional portion of EPF, the net gain of JPY573 million in relation to the transfer of the substitutional portion of EPF was recorded as the reduction in selling, general and administrative expenses in the consolidated statements of income.

The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

Domestic	Year ended March 31, 2006	Year ended March 31, 2005
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.2%	2.0%
Rate of increase in compensation levels	6.0%	5.0%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	5.0%	1.9%
Expected long-term rate of return on plan assets	2.0%	1.8%

Overseas	Year ended March 31, 2006	Year ended March 31, 2005
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	5.8%	5.7%
Rate of increase in compensation levels	0.5%	0.3%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	5.7%	5.7%
Rate of increase in compensation levels	0.3%	0.1%
Expected long-term rate of return on plan assets	8.2%	8.3%

In consequence of the amendment of the Company and certain subsidiaries’ plans to the cash balance plan, the rate of the increase in compensation levels used to determine benefit obligations of the domestic plans from fiscal 2005 and the rate of the increase in compensation levels used to determine net periodic pension cost of the domestic plans in fiscal 2006 included not only the rate of the increase in the base salary but also the rate of the increase in the amounts credited to the participants’ accounts of the cash balance plan, which resulted from participants’ job titles and the promotion of their job classes.

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2006 and 2005 are as follows:

	March 31, 2006	March 31, 2005
Equity securities	50.9%	42.3%
Debt securities	36.5%	44.4%
Life insurance company general accounts	2.2%	7.0%
Short-term financial instruments	5.7%	5.0%
Other	4.7%	1.3%

Total	100.0%	100.0%

Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate a policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of JPY210 million ($2 million) and JPY199 million at March 31, 2006 and 2005, respectively.

The Company and certain subsidiaries expect to contribute JPY5,961 million ($51 million) to those pension plans during the year ending March 31, 2007.

At March 31, 2006, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Year ending March 31,	Millions of JPY	Millions of U.S. dollars
2007	1,748	15
2008	1,336	11
2009	1,495	13
2010	1,477	13
2011	1,464	12
2012-2016	8,626	73

Total	16,146	137

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

Total costs charged to income for all the plans including the defined benefit plans are JPY2,948 million ($25 million) and JPY4,961 million, in fiscal 2006 and 2005, respectively. The gain on the subsidy from the government of JPY12,425 million and the settlement loss of JPY11,852 million resulting from the transfer of the substitutional portion of EPF were included in those costs in fiscal 2005.